

Sonic Environmental Solutions Inc.

Terra·Kleen & **Sonoprocess**™ Technologies

Annual Report 2005



Sonic's Mission

Our mission is to make Sonoprocess™ applications the best and most sustainable solutions for our clients.

In doing so, we strive to build a financially strong company, maximizing shareholder value, and a stimulating work environment for our employees.



Table of Contents



Letter to Shareholders

Fellow Sonic Shareholders,

2005 was an important year for Sonic. Our core sonic generator technology was proven at full-scale in extended operation at our PCB Sonoprocess™ facility in Greater Vancouver. This positioned the Company to become a global player in the soil remediation market by demonstrating the PCB Sonoprocess™ application's ability to destroy Persistent Organic Pollutants (POPs), such as PCB, on an industrial scale.

Later in 2005, the Company rose to the opportunity of accelerating both our technical and operational development capabilities by acquiring Terra-Kleen Response Group Inc. The Terra-Kleen extraction technology dramatically reduces the volume of soil that we need to process through our PCB destruction Sonoprocess™ and avoids the material handling issues associated with high-volume processing. The combined processes provide a cost-effective total remediation solution. Terra-Kleen's EPA track record will also extend our marketing efforts.

Looking ahead to 2006, we expect to expand our primary application in environmental operations to eastern Canada and further develop international partnership opportunities. With the verification of our core industrial-scale sonic generator technology in a full-scale operational PCB Sonoprocess™ application, we plan to devote additional effort to developing other high value Sonoprocess™ applications.

ENVIRONMENTAL OPERATIONS

In 2005, Sonic completed the first full scale-up of a Sonoprocess™ application based on the Company's core sonic generator technology. Engineering and construction commenced in late 2004 and delivery of the modular plant began early in 2005. Commissioning and systems testing were completed by June when soil began full-scale volume treatment at the PCB Sonoprocess™ facility.

Over the following months, the Company overcame several challenges in achieving consistent processing performance. For example, issues with solvent quality were experienced due to the gradual build up of fine organic and other material which necessitated a process alteration. By year end, the facility had processed substantial amounts of contaminated soil.

During this period, Sonic began discussions with Terra-Kleen Response Group Inc. regarding the possible use of a PCB Sonoprocess™ application to treat the concentrates produced by the Terra-Kleen extraction process. After assessing the Terra-Kleen technology, considerable advantages were realized in fully integrating the technologies through a merger which was completed in late December 2005.



Operations of Terra-Kleen were continued under the name of Sonic Environmental Solutions Corp., based in San Diego, California, and Mr. Alan Cash, founder of Terra-Kleen Response Group Inc., was appointed President of USA Operations.

The Terra-Kleen extraction process has been continually developed and successfully deployed in several projects over a period of 13 years. The inherent advantages of the extraction technology include minimal or no soil preparation, nominal sorting of trash and waste, as well as modest energy utilization. Through integration with the PCB Sonoprocess™ to destroy the extracted PCB concentrate, a complete and sustainable low-cost remediation solution to Persistent Organic Pollutants (POP) can be offered.

Subsequent to the year end, the Company began incorporating the Terra-Kleen extraction process with its PCB destruction Sonoprocess™.

Operations of the wholly-owned subsidiary, Contech, remained focused on the removal, collection and consolidation of PCB wastes and related environmental waste issues.

SALES AND MARKETING

In 2005, the Company focused on creating awareness of the PCB Sonoprocess™ through participation at trade shows, featured editorials on our technology, discussion and technical exchanges with potential strategic partners and environmental consulting firms and contact with potential clients both in Canada and internationally.

Sonic presented a technical paper at the AEHS West Coast Conference on Soils, Sediments & Water in San Diego, followed by a platform presentation at EnviroExpo in Boston. The Company was also proud to be an initial participant and sponsor of Canada's first National Brownfield Association chapter, in Ontario, as well as the International Brownfield Summit in Niagara Falls. Sonic has also contributed to the founding and development of a British Columbia chapter.

In the latter part of 2005 and continuing in 2006, Sonic has worked towards establishing operations both directly and through established environmental remediation companies. Such activities have been accelerated in both Canada and the USA, through Terra-Kleen's operating history at major US government sites.

Sonic has partnered in Australia, with Veolia Environmental Services (formerly named Collex) to market and operate the Terra-Kleen soil remediation equipment there. Subsequent to year end, Mitsubishi Heavy Industries (MHI, Tokyo, Japan) renewed a six-year licence for the use of Sonic's Terra-Kleen extraction process for operations in Japan.

Turning Brownfields into...

REGULATORY AFFAIRS AND EHS

In September 2005, Sonic obtained ISO 14001:2004 and OHSAS 18001:1999 registrations from the British Standards Institute (BSI). These registrations recognize the Company's commitment to operate according to international standards. Sonic will work towards integrating operations using the Terra-Kleen extraction process to also be compliant with these registrations.

The Company also became one of the first to be approved under the Hazardous Waste Regulation of British Columbia for a remediation operating plan for the site in Greater Vancouver.

In Ontario, the Company applied for Certificates of Approval (C of A) for PCB Sonoprocess™ and the Terra-Kleen mobile processes. Subsequent to year end, Sonic was advised that the Waste Management System C of A for the Terra-Kleen process was approved.

TECHNOLOGY DEVELOPMENT

Sonic was founded as a technology company to exploit its proprietary industrial-scale sonic generator technology. The Company has focused on the PCB soil remediation sector as its first vertical in order to garner respect in the core technology. Now that the team and technology have been established and deployed in the field, additional vertical applications can be fostered. The core team around the soil remediation application will remain focused on that application while our CTO and technical team develop additional potentials that have direct interest from respected industry and collaboration partners.

Based on earlier proof-of-concept work, in early 2005 Sonic undertook research and development on the use of sonic energy to treat MTBE (Methyl tert-butyl ether) contaminated water. Sufficient tests were conducted to verify the benefits of industrial-scale sonic energy and the Company filed a patent application based on this preliminary work.

Earlier work with Natural Resources Canada on the conditioning of fly ash from coal-fired power stations identified the potential for Sonic's technology to hydrate ash and re-carbonate calcium oxide used in fluidized bed combustion systems. Sonic subsequently explored the use of certain kinds of ash to manufacture high-quality concrete and filed a patent application based on this preliminary work.

Also in late 2005, the Company commenced preliminary work on the prospective use of its core sonic generator technology in aspects of oil recovery processes. The Company will work with the industry towards solutions catered to specific needs.

Green Opportunities

HUMAN RESOURCES

A key addition to our management team in 2005 came at the end of the year when Mr. Alan Cash augmented management as President of USA Operations. Most important is Mr. Cash's breadth of experience in site remediation projects.

Subsequent to year end, Mr. Claudio Arato joined the Company as Engineering and Projects Manager, replacing Mr. Wes Young.

In conjunction with our preparation to expand nationally, Sonic plans to add a senior environmental operations and business development person to replace Mr. Matt Wilson, formerly VP Business Development.

FINANCE & ADMINISTRATION

Towards the end of 2005, the Company completed some additional financing in order to complete the acquisition of Terra-Kleen. In September, a private placement involving the issue of 1,100,000 units to subscribers at a price of $2.00 per unit, with each unit consisting of one common share and one-half of one share purchase warrant, realized gross proceeds of $2,200,000. In December 2005, the Company closed a further $1.0 million through the issue of a convertible debenture.

LOOKING AHEAD

As part of Sonic's soil remediation operations, the Company is preparing to establish operations in eastern Canada, the largest domestic market for Sonic. This project will pave the way to establishing a receiving centre in Canada for PCB contaminated soil while also offering our mobile treatment solution.

Internationally, the Company is seeking established environmental remediation companies to become operating partners through licences or joint ventures.

Future applications will be evaluated, prioritised and investigated based on available resources, industry desire for implementation and collaboration opportunities.

I would like to thank the Sonic team for their enthusiasm, determination and commitment to building Sonic, as well as our supportive shareholders, potential partners and clients.

Adam R. Sumel
President & CEO



Management Discussion & Analysis



April 18, 2006

Form 51-102F1

The Management Discussion and Analysis should be read in conjunction with the audited consolidated financial statements for the twelve months ended December 31, 2005.

The significant accounting policies are outlined in Note 2 to the Financial Statements of the Company for the year ended December 31, 2005. These accounting policies have been applied consistently for the twelve months ended December 31, 2005.

Company Overview

Sonic Environmental Solutions Inc. ("Sonic" or the "Company") is a technology company listed on the TSX Venture Exchange (SNV-TSXV). The business of the Company is the commercialization of its patented sonic generator and related technologies in environmental process and other applications. The Company has focused primarily on commercial application of these technologies in the environmental sector to date and intends to apply the technology to other industry sectors reliant on process technologies.

Sonic's business strategy is to develop and commercialize processes that benefit or rely on low frequency sonic energy generated by Sonic's industrial scale sonic generators, hereinafter referred to as a "Sonoprocess™" (a chemical, biological or physical process enhanced or enabled by sonic energy). With this competitive advantage the Company also takes advantage of the commercial synergies of related technologies and operations, to date focused in the environmental sector.

Sonic has developed and patented several Sonoprocess™ applications, and has taken one of these to a full scale operation. This "PCB Sonoprocess™" remediates Polychlorinated Biphenyl (PCB) contaminated soils and wastes. To date the Company has accomplished the following milestones in building the Company's environmental operations:

- Regulatory Approval – the Company is approved to deploy the PCB Sonoprocess™ as a mobile treatment system in British Columbia. The Company has also applied for approval in Ontario and other major target markets. The technology was also accepted under the international Environmental Technology Verification program (ETV) which independently accredits new technologies in terms of their performance claims.

- Contaminated Site Demonstration Contract – the Company secured an agreement with Juker Holdings to conduct a full scale demonstration of the PCB Sonoprocess™. This contract allowed Sonic to set up on-site to remediate up to 3000 tons of PCB contaminated soil which had been contained on the site.



• Full Scale Plant Operation – the Company engineered and constructed its first full-scale, mobile PCB Sonoprocess™ facility in 2005 and subsequently deployed it at the Juker Holdings site. The plant was fully field tested, and has operated to remediate the soil to the levels required for safe disposal.

• Related Technology – the Company acquired the Terra-Kleen solvent extraction technology to improve and compliment its PCB Sonoprocess™. By separating the extraction stage from the destruction stage, the Company is now able to handle almost any soil type and condition, avoiding much of the pre-treatment sorting, and reducing the material handling issues in the PCB Sonoprocess™.

• Operations – the Company established an office in San Diego, USA through the acquisition of Terra-Kleen and now has a 13 year track record of operations with EPA recognition, including a regulatory exemption from the EPA treatment technology regulatory approval process.

• International Operating Partners – the Company works with established operating partners in the environmental sector. The Terra-Kleen technology is licensed to Mitsubishi Heavy Industries in Japan and Collex in Australia and is in discussions with operating partners in other major target markets such as Europe and South America. In Canada, the Company is working more directly on opportunities with logistics partners.

The Company's vision is to establish and continue its role as the Sonoprocess™ leader. In order to carry out this vision management will:

• Build on the strengths of its primary PCB Sonoprocess™ and the related Terra-Kleen process by establishing international joint ventures and licensees with established environmental remediation companies. Where possible, this accelerates market access and reduces business development costs.

• Seek and evaluate opportunities for acquisitions, joint ventures or partnerships in the environmental industry to leverage the international networks and relationships which it has established. This is expected to see Sonic expand and diversify direct environmental operations in Canada through niche markets where the Company can gain a technical advantage.

• Prioritize, develop and commercialize additional Sonoprocess™ applications based on the size of market opportunities and the added value to business units for these markets, with involvement or collaboration of established entities. The Company is investigating the potential of using sonic generator technology in the Alberta oil sands. At this stage there have been no definitive results or agreements but discussions are ongoing. This potential is being investigated by our technical division without detracting from the core team and primary soil remediation division.

Sonic's Board of Directors will monitor the performance of management against the following criteria:

• Growth of our North American business in the environmental sector as measured by the volume of remediated PCB contaminated soil treated, operating gross margins and total revenue generated from all related business.

• Geographical market expansion of environmental Sonoprocess™ and other proprietary technologies on a global scale through joint ventures license agreements, marketing agreements or direct operations, as recognized by the number of such operations and the net contribution to earnings.

• Development of further Sonoprocess™ business opportunities and strengthening of the Company's intellectual property assets.

Sonic Environmental Solutions Inc. has a dedicated management team focused and committed to executing the vision for the Company and its shareholders. The Company will continue to build and strengthen its human resource capital by:

• Key experienced additions to meet the operational growth objectives of the Company.

• Strengthening and expanding the technical and business advisory boards of the Company.

• Strategic additions to the Board of Directors that directly assist the Company in meeting growth and operational objectives.

2005 Highlights

At the end of the fourth quarter, Sonic acquired 100% of the shares of Terra-Kleen Response Group, Inc., through a merger with a newly incorporated California Sonic subsidiary (Sonic Environmental Solutions Corp.). Through this acquisition, the Company gained the exclusive rights to Terra-Kleen's proprietary and patented technologies for the remediation of contaminated soil through a solvent extraction process which removes and concentrates contaminants. Sonic Environmental Solutions Corp. was established to operate from offices in San Diego, California in order to take advantage of Terra-Kleen's established operating history with the Environmental Protection Agency in the USA. The Terra-Kleen technology is licensed to Mitsubishi Heavy Industries in Japan and Collex in Australia. Terra-Kleen was privately held by founder, Alan Cash, who joined the Sonic management team as President of USA Operations.

Terra-Kleen was founded in 1993 and holds patents for a non-thermal solvent extraction process which can be quickly and easily deployed on-site for the treatment of soil contaminated with pesticides, PCB, dioxins, furans and other persistent organic pollutants. Terra-Kleen's technology is field proven with an excellent track record at USA Superfund sites and successful performance on remediation contracts.

In addition to the business operational benefits to Sonic, this acquisition allows integration of the PCB Sonoprocess™ and Terra-Kleen's solvent extraction process. By combining these processes sequentially we take advantage of the passive Terra-Kleen extraction to handle any soil type and debris while retaining the unique ability of the PCB Sonoprocess™ to non-thermally destroy PCB wastes. The Terra-Kleen acquisition will enable Sonic to address almost any type of contaminated site using the combined technologies. Sonic has obtained regulatory approval for the Terra-Kleen technology in Ontario and expects to also to receive to receive approval in British Columbia. In many locations approval will not be required for the Terra-Kleen technology including the United States which has a specific authorization for the Terra-Kleen Process in the Environmental Protection Agency governing regulations.

The total consideration payable by the Company is as follows:

a) Upon the closing, US$500,000 was paid through the issuance of the Company common shares with the base for the calculation being that the shares are at the greater of $2.50 per share or the average closing price for the ten trading days preceding the closing. The greater price was $2.50. This resulted in an issuance of 234,680 common shares valued at $269,882 being the trading price on the issuance date;

b) On June 21, 2006, US$500,000 will be paid through the issuance of the Company common shares at a price equal to the 20-day average closing price of such shares preceding their issue date. This has been set up as a liability of $584,750 on the balance sheet until satisfied.

c) Cash payments equal to fifty percent of all revenue generated by the Company's technology during the three-year period ending December 21, 2009 up to a maximum payout of US$500,000;

d) For a period of three years following the closing date, if and to the extent the "net contribution" of the Company amounts to US$1,988,695, the Company will pay to the Seller an amount equal to all additional net contributions until a maximum threshold is achieved. The maximum threshold is US$6,500,000. Thirty percent of this amount shall be payable in cash and, at the Company's sole discretion, the remaining seventy percent shall be paid in either cash or shares. "Net contribution" is a formula based on revenues less expenses of the combined companies; however, the deductible expenses forming part of the net contribution will not include any Sonic overhead expenses assumed and the cash compensation payable under the previous shareholders' Employment Agreement will only be deductible on a pro-rata basis commensurate with the efforts of the Seller that are directly associated with the operation of the Company; and

e) An amount equal to ten percent of the amount collected on a contested US$1,500,000 receivable of the Company which as at the date of the transaction has been fully allowed for.

In order to facilitate the Terra-Kleen merger, Sonic issued $1 million in convertible debentures and 500,000 warrants to directors of the Company.

The debenture bears interest at 12% per annum and has a maturity date of December 12, 2007. The debenture is convertible into one common share in year one at $2.00 per share and in year two at $2.20 per share. In addition, 500,000 share purchase warrants were issued. Each warrant entitles the holder to purchase an additional common share exercisable in year one for $2.00 per common share and in year two at $2.20 per common share.

In addition, the 500,000 warrants have been valued using the above assumptions for a total cost of $50,815. This, combined with certain cash closing costs of $31,964, has been recorded as deferred financing costs and will be recognized over the term of the debenture.

In September, the Company was approved for ISO 14001:2004 and OHSAS 18001:1999 certification through the British Standards Institute (BSI), a quality management systems registrar. BSI is the world's leading quality management systems registrar with over 112 'Global Fortune 500' companies having chosen BSI.

ISO 14001 is an international standard that specifies the requirements for an environmental management system as developed by the International Organization for Standardization (ISO). OHSAS 18001 is an assessment specification for Occupational Health and Safety Management Systems (OHSAS). The ISO Certification will assist in gaining international business with major corporations that only deal with approved ISO and OHSAS suppliers and partners.

At the end of the third quarter, the Company closed a private placement issuing 1,100,000 units to subscribers at a price of $2.00 per unit with each unit consisting of one common share and one-half of one share purchase warrant, for gross proceeds of $2,200,000. Each full warrant is exercisable for a period of two years at a price of $2.75 per share purchase warrant.

As part of the private placement the Company paid a finder's fee equal to 5% of the gross proceeds raised from the private placement and issued to the finders an aggregate of 55,000 warrants to acquire common shares of the Company. These finders' warrants will be exercisable at the same price and for the same term as the warrants forming part of the units, and will also be subject to a four month hold period from the date of issuance.

During the year, the Company received notification that patents for the Company's Sonoprocess™ for the treatment of PCB (Polychlorinated Biphenyl) have been allowed and will issue in Japan and the USA. The patents refer to the Company's Sonoprocess™ for the treatment of soils and wastes contaminated with polychlorinated biphenyls. The patent relies on the use of Sonic's low frequency sonic generator technology to enhance extraction of contaminants and their subsequent chemical destruction.

The Company has also made an application for a USA patent for a Sonoprocess™ that will recondition waste ash from thermal power plants to be used as a feedstock in products for the construction industry. The Company has previously undertaken preliminary work on ash conditioning under its collaboration agreement with the National Research Council and this application focuses directly on the more immediate value of a substitute product in addition to the waste disposal and GHG (Greenhouse Gas) benefits.

Subsequent to the year end, the Company's wholly-owned USA Subsidiary renewed its license with Mitsubishi Heavy Industries, Ltd. (MHI) for its Terra-Kleen solvent extraction technology for a further six years. The six year license to MHI is non-exclusive with a revenue-based royalty.

Subsequent to the year end, the Company closed a private placement issuing 2,797,223 units to subscribers at a price of $0.90 per unit with each unit consisting of one common share and one-half of one share purchase warrant, for gross proceeds of $2,517,500. Each full warrant is exercisable for a period of two years at a price of $1.20 per share purchase warrant. As part of the private placement the Company paid a finder's fee equal to 5% of the gross proceeds of the subscription amounts of all placees introduced to the Company by the finder, which amounted to $113,850.

Outstanding Share Data

Set out below is the outstanding share data of the Company as at December 31, 2005. For additional detail, see Note 11 to the financial statement for the twelve months ended December 31, 2005.

At December 31, 2005	Number Outstanding
Common shares	19,839,350
Options to Purchase Common Shares	2,382,000
Warrants to Purchase Common Shares	1,105,000

Selected Annual Information

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's audited consolidated financial statements and related costs for the periods ended December 31, 2005, December 31, 2004, December 31, 2003 During 2003 the Company's year end was changed from January 31st to December 31st.

	December 31, 2005	December 31, 2004	December 31, 2003
Total revenues	$1,114,439	$1,093,387	$87,225
Loss before discontinued operations and extraordinary items	$6,106,741	$2,256,602	$1,178,505
Loss per share and fully diluted	$0.40	$0.17	$0.18
Loss for the period	$6,106,741	$2,256,602	$1,178,505
Loss per share and fully diluted	$0.40	$0.17	$0.18
Total assets	$10,303,680	9,906,729	$8,282,676
Total long-term financial liabilities	$1,001,713	-	-
Cash dividends declared	Nil	Nil	Nil

The Company focused on its strategy to commercialize and deploy its technology during 2004 and 2005. This included the hiring of additional management, increase in marketing, legal, accounting and other general and administration expenses. With the resulting increase in activity and the write down of Plant Two, (see Note 4 in the Financial Statements) losses were $6,106,741 (December 2004 - $2,256,602, December 2003 - $1,178,505. The Company received $738,738 upon the exercise of warrants during 2005 and $312,750 with the exercise of options. The change in assets to $10,303,680 (December 2004 - $9,906,729) is attributable to the continued investments in property, plant and equipment of $2,535,323, deferred development costs of $2,544,321 (this includes the acquisition of Terra-Kleen) and patent costs of $46,603. The Company completed a $2.2 million private placement in September 2005. In December 2005, the Company completed the acquisition of Terra-Kleen Response Group, Inc.

Results of Operations

	Dec 31, 2005	Dec 31, 2004	Dec 31, 2003
REVENUE	$1,114,439	$1,093,387	$87,225
OPERATING COSTS	$1,924,634	$780,996	$83,895
EXPENSES			
Advertising	$144,552	$127,385	$54,925
Amortization of deferred development costs	$54,491	-	-
Amortization	$324,904	$46,322	$12,359
Automobile	$72,807	$62,371	$27,560
Bank charges and interest	$1,709	$3,452	$828
Consulting fees	$2,600	$74,382	$115,665
Insurance	$148,278	$118,794	$18,659
Legal and accounting	$217,787	$217,644	$112,574
Office, postage and printing	$127,707	$135,252	$37,549
Rent	$166,625	$69,412	$42,401
Research and development	$38,475	$36,863	-
Salaries and wages	$1,176,411	$653,663	$263,095
Salaries and wages-stock compensation	$915,838	$760,524	$258,663
Shareholder relations	$52,731	$23,718	$47,630
Shareholder relations-stock compensation	$41,190	$100,491	$71,713
Telephone and utilities	$77,990	$50,546	$24,890
Trade shows	$53,037	$60,452	-
Transfer agent, regulatory fees	$22,664	$20,267	$17,108
Travel and promotion	$399,871	$150,044	$121,651
TOTAL EXPENSES	$4,039,667	$2,711,582	$1,227,270
Interest Income (net of expense)	$40,534	$142,589	$45,435
Provision for income tax	($135)	-	-
Write down due to impairment	($1,306,772)	-	-
Foreign exchange gain/(loss)	$9,494	-	-
LOSS FOR THE PERIOD	$6,106,741	$2,256,602	$1,178,505

Revenues and Operating Costs

Sonic's revenues include revenues that are attributable to the operations of both Sonic and Contech PCB Containment Technology Inc. ("Contech"). Contech's core business revenues were attributable to the collection, consolidation and disposal of PCB contaminated wastes from transformers, ballasts and capacitors. Sonic's revenues were attributable to its first commercial contract with Juker Holdings Ltd. This contract allowed the Company to construct and test the first full scale PCB Sonoprocess™ directly on-site and then proceed with the first full scale field trials.

Revenues from PCB collection and disposal for the twelve months ended December 31, 2005 were $367,142 (2004 – $705,821). Revenue from the Juker site were $747,297 (2004 - $387,566). The December 31, 2005 consolidated financial statements recognize the full estimated loss for the project to completion as required by Canadian GAAP.

Sonic operations in the fourth quarter continued at the Juker Holdings site. The simplicity of the PCB Sonoprocess™ has been partially compromised by the need for additional centrifuge equipment to remove the build-up of fine organic material in the solvent used for extraction and by significant material handling requirements in the separation of the solvent post-destruction. These factors have delayed the completion of the project beyond Sonic's original estimate.

Management believes that the adoption of the Terra-Kleen technology will completely eliminate this problem going forward and brings several other advantages without the need to modify our PCB Sonoprocess™ in any major way. Operations in the fourth quarter were also impacted by severe rain and wind storms which flooded the site.

Sonic's accounting practices require the inclusion of all project related costs once the facility began operations. It is important to note that the project accounting for this first contract includes revenue concessions to compensate for the inconvenience to our client of the extended time on site for commissioning and marketing, and one-time costs related to aspects such as plant optimization, staff training, establishment of regulatory protocols, systems improvements, and the showcase nature of this project.

Sonic's total expenses have increased in each fiscal period due to Sonic implementing its plan of operation to achieve commercialization and deployment of its PCB Sonoprocess™ technology.

General Expenses

The components of Sonic's other operating expenses are disclosed below.

Advertising

Advertising expenses include the production of marketing materials for presentations and the preparation of business plans and packages for investors. Sonic has directed its advertising expenses towards the investment community as part of its on-going liaison to maintain access to capital as and when required, and also to increase its profile in key market sectors.

Advertising expenses increased in 2005 over 2004 with increased emphasis placed on marketing to prospective clients. Towards the end of the year, Sonic entered into an agreement with Renmark Financial Communications Inc. to assist the Company with a comprehensive investor relations program. The payment terms of this agreement are $5000 per month subject to a 6-month trial agreement.

Sonic has expanded its marketing efforts with the objective of increasing public awareness of Sonic and its technology. Sonic's objectives are to increase the brand recognition of the Sonic name as well as to educate potential customers about the environmental solutions that Sonic has to offer.

Amortization

Sonic's amortization expenses are attributable to amortization of its computer equipment, furniture and office equipment, leasehold improvements, vehicles, machinery and equipment and deferred development costs.

The Company moved its location during 2004 and hired additional personnel, which results in the amortization of additional furniture and computer workstations. During the year, Sonic began amortization of the deferred development costs and the PCB Sonoprocess™ Facility.

Automobile

Sonic's automobile expenses include expenses associated with vehicles leased by the company and related automobile expenses.

Sonic has entered into five vehicle leases. Automobile expenses include costs for lease payments, insurance and maintenance. Costs increased in 2005 compared to the 2004 as the Company entered into an additional vehicle lease during 2004.

Consulting Fees

Sonic's consulting fees include consulting fees paid to outside parties for various services, including project management and regulatory approval services. Fees for 2004 include costs for obtaining permits and reviewing other applications of Sonic's technology.

Insurance

Sonic's insurance costs include general office insurance, equipment insurance, environmental liability insurance and director and officer liability insurance.

The increase of costs reflects that Sonic now has additional office furniture and equipment and additional plant and equipment associated with its Demonstration and Commercial Facilities.

Legal and Accounting Costs

Legal and accounting costs include legal and accounting professional fees incurred in connection with Sonic's status as a publicly traded company. Legal fees attributable to regulatory approval services are also included.

Sonic's legal and accounting costs have generally increased due to its increased corporate acquisition, financing activity as well as of the complexity of Sonic's financial statements resulting from the consolidation of subsidiaries and U.S. GAAP reconciliation. Sonic anticipates that its legal and accounting costs will remain at this level as Sonic is now a reporting issuer under the Securities Exchange Act of 1934 and is required to prepare its financial statements with U.S. GAAP reconciliation on an ongoing basis.

Office, Postage and Printing

Sonic's office, postage and printing costs generally include office, postage and printing costs associated with Sonic's leased premises, training seminars and recruiting. The office costs include general office supplies, computer maintenance and supplies, stationery and printing.

Rent

Sonic's rent includes rent payable in connection with its head office in Vancouver, British Columbia and Contech's facility in Richmond, British Columbia.

Rent continued to increase in 2005 over 2004 with Sonic moving into new premises with lease payments effective January 1, 2005. Sonic received a tenant improvement allowance at the new premises. This allowance has been set up as a liability, long-term with the current portion shown separate, to be amortized as a reduction to the rent expense over the five-year life of the lease.

Research and Development

Sonic's research and development expenses include rent at Sonic's research facility at the BC Research Complex, University of British Columbia, Vancouver, British Columbia and the demonstration facility in Richmond, British Columbia. R&D expenses also include the associated supplies at these facilities and development of future projects. R&D activities relate to proof of concept of new Sonoprocess™ applications and treatability studies for the PCB Sonoprocess™.

Salaries and Wages

Sonic's salaries and wages expenses include salaries, wages and benefits payable to the employees of Sonic and its operating subsidiary Contech. Stock compensation expense associated with salaries and wages is attributable to stock options granted to both employees and non-employees using the fair value method.

The increase in salaries and wages over 2004 is attributable to the additional employees hired by the Company in 2005. Sonic recognizes a stock compensation expense in respect to directors, officers and employees as a result of options granted as part of an incentive program.

Shareholder Relations

Shareholder relation expenses include costs of communications with Sonic's shareholders.

Sonic's shareholder relations expenses include the annual report and subsequent annual general meeting. Sonic recognizes a stock compensation expense in respect to shareholders relations activities as a result of options granted in respect of shareholders relation and advertising activities.

Telephone and Utilities

Sonic's telephone and utility expenses include telephone and utility expenses associated with Sonic's office premises and telecommunication costs for cellular phones and Blackberry devices used by Sonic's personnel.

Sonic's telephone and utility expenses have increased in each period consistent with the expansion of Sonic's operations.

Trade Shows

Sonic's trade show expenses include expenses associated with trade shows attended by Sonic for the purpose of increasing public awareness of its Sonoprocess™ technology.

Transfer Agent, Regulatory Fees

Sonic's transfer agent and regulatory fees include fees payable to Sonic's transfer agent and fees payable to securities regulatory authorities as a result of Sonic being a public company in Canada. In the fourth quarter, an adjustment was made correcting the classification of a regulatory fee to the issuance cost related to the September Private Placement.

Travel and Promotion

Travel and promotion expenses include business travel and travel related to Sonic's pursuit of marketing of its Sonoprocess™ technology.

The increase in travel and promotion is due to the increase in the number of Sonic's executives. These expenses included both domestic and international travel for the review of potential business opportunities and investor relations.

Interest Income

Sonic's interest income is attributable to interest earned on Sonic's liquid investments, including cash and cash equivalents less interest expense.

The decrease in interest income is attributable to lower cash balances than for the comparable period in 2004 and the additional interest expense associated with increased debts from the acquisition of Terra-Kleen. The proceeds of previous private placement financings are presently held in cash pending expenditure of these amounts by Sonic on the construction of its Sonoprocess™ plants and the implementation of its plan of operations.

Net Loss

Sonic's net loss has increased in each period as Sonic's expenses have increased in each period. The increase in costs is directly related to the Company proceeding to commercialization and deployment of its technology. In addition Sonic wrote down Plant Two by $1,306,772 which also attributed to the increase in the loss during the current year.

CHANGE IN ACCOUNTING POLICIES

Asset Retirement Obligation

Effective January 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This new section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

There is no material impact on the financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

Variable Interest Entities

Effective January 1, 2005, the Company adopted Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("VIEs"), issued by the Canadian Institute of Chartered Accountants. VIEs are entities that have insufficient equity and/or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The guideline provides specific guidance for determining when an entity is a VIE and who, if anyone, should consolidate the VIE. The adoption of this standard does not have an impact on the consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management's discussion and analysis, management evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that materials information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

RELATED PARTY TRANSACTIONS

Deferred development costs include salaries of $Nil (2004 - $104,999) that were paid to a director and officer.

During the current period, salaries of $432,500 (2004 - $232,200); (2003 - $207,163) were paid or accrued to directors and officers.

At the end of the year $19,637 (2004 - $25,754) was owing to directors, officers and related entities. These amounts are non-interest bearing and have no specific terms of repayments and were incurred in the normal course of operations.

Quarterly Information

The following financial information is for each of the eight most recently completed quarters of the Company.

	Total revenues (including interest)	Loss for the period	Loss per share - basic and diluted
December 31, 2005	$222,167	$2,636,353	$0.17
September 30, 2005	$299,827	$1,446,146	$0.08
June 30, 2005	$325,199	$1,183,456	$0.07
March 31, 2005	$307,780	$840,786	$0.05
December 31, 2004	$774,836	$590,153	$0.03
September 30, 2004	$285,523	$674,403	$0.04
June 30, 2004	$69,384	$570,929	$0.04
March 31, 2004	$106,233	$421,117	$0.03

Since the Company completed its acquisition of SESI Systems Inc. in December 2002 it has been focusing its efforts on commercializing its patented low frequency sonic generator technology. This has resulted in increased losses on a quarter by quarter basis. The Company has hired several personnel and expanded offices during this period. The Company's policy of recording stock-based compensation expense has contributed to the increase in losses.

LIQUIDITY AND CAPITAL RESOURCES

Working Capital

Sonic had a working capital balance of $1,216,933 at December 31, 2005, compared with $5,783,586 at December 31, 2004.

Cash and Cash Equivalents

Sonic had cash of $1,952,988 at December 31, 2005 compared to cash of $5,861,773 at December 31, 2004. The liquid portion of the working capital consists of cash. The management of this cash is conducted in-house based on investment guidelines approved by the Board, which generally specify that investments be made in conservative money market instruments that bear and carry on a low degree of risk. Some examples of instruments approved by Sonic are treasury bills, money market funds, bank guaranteed investment certificates and bankers' acceptance notes. The objective of these investments is to preserve funds for commercialization of Sonic's technology.

Cash Used in Operating Activities

Cash used in Sonic's operating activities continues to increase as Sonic expands its operations to a fully commercialized operating company. Cash used in Sonic's operating activities increased to $3,368,311 for the year ended December 31, 2005 compared to $1,632,463 for the previous year.

Cash Used in Investing Activities

During the year, Sonic used $3,115,772 of cash in investing activities compared to $2,026,687 in 2004. Cash used in investing activities included $1,651,383 for the acquisition of Terra-Kleen, $2,830,674 for property, plant and equipment, $165,708 of additional deferred development costs, and $51.835 of patent maintenance costs.

Cash Generated by Financing Activities

For the year ended December 31, 2005, Sonic generated $2,575,298 from financing activities. This consisted of the issuance of shares and the issuance of convertible debentures for cash.

During the year, Sonic issued 1,100,000 units for cash proceeds of $2,200,000, less issuance costs of $139,399 pursuant to a private placement. Each unit consisted of one common share and one-half of one share purchase warrant. Each full warrant is exercisable for a period of two years at a price of $2.75 per share purchase warrant. As part of the private placement, the Company paid a finder's fee equal to 5% of the gross proceeds raised and issued to the finders' 55,000 warrants to acquire common shares of the Company.

During the year, Sonic issued 1,000 units of convertible debentures for cash proceeds of $1,000,000. The debentures have a 24 month term and bear interest at a rate of 12% per annum paid quarterly in arrears. Debenture holders are entitled to convert their debentures into common shares of the Company at a price of $2.00 per share during the first 12 months and at a price $2.20 per share thereafter. Additionally, the debentures contain a mandatory conversion feature whereby the debentures will be automatically converted into common shares if Sonic's closing share price on the TSX Venture Exchange averages $3.00 or more over 20 consecutive trading days in the first 12 months or $3.30 thereafter. The debentures are held by related parties.



Other financing activities included the exercising of previously outstanding warrants and options. 376,660 warrants were exercised for cash proceeds of $738,738. 520,500 options were exercised for cash proceeds of $312,750.

During the year, the Company granted 375,000 stock options exercisable at varying prices dependant on the close at the time of issue and with an expiry dates ranging from August 9, 2007 to June 21, 2010.

Requirement of Additional Equity Financing

Sonic has relied on equity financings for all funds raised to date for its operations. Sonic is presently working on commercializing its patented low frequency Sonic generator technology and related applications, with initial emphasis on commercializing its technology to remediate contaminated soils.

The ability of Sonic to realize the costs it has incurred to date on its technology is dependent on Sonic being able to successfully commercialize the technology and to operate its business. Sonic presently does not generate cash flow from operations to fund its activities and has therefore relied principally upon the issuance of securities for financing. Sonic intends to continue relying upon the issuance of securities to finance its operations if required to the extent such instruments are issuable under terms acceptable to Sonic until Sonic attains profitable production.

At the year ended December 31, 2005, Sonic had 2,382,000 stock options and 1,105,000 share purchase warrants outstanding. The outstanding stock options have a weighted average exercise price of $1.89 per share. The outstanding warrants have a weighted average exercise price of $2.41 per share. Accordingly, as at December 31, 2005, the outstanding options and warrants represented a total of 3,487,000 shares issuable for a maximum of $5,921,077 if these options and warrants were exercised in full. The exercise of these options and warrants is completely at the discretion of the holders. There is no assurance that any of these options or warrants will be exercised.

Sonic has signed vehicle and photocopier operating lease agreements. The leases expire between December 2006 and January 2008. The Company has entered into a lease for its offices commencing on January 1, 2005 for a term of sixty months. The future lease obligations are as follows:

	Amount
2006	$ 152,222
2007	$ 128,082
2008	$ 121,096
2009	$ 120,684

Certain management employment contracts have been entered into. On a go forward basis the employment obligations are as follows:

	Amount
2006	$ 560,400
2007	$ 185,400
2008	$ 140,400

No other material commitments have been made to date.

OUTLOOK

In 2006 the Company will expand operations to Ontario and Quebec in order to address remediation opportunities. The Company plans to have operating remediation facilities available for on-site remediation projects and at a regional receiving facility for smaller sites which cannot support on-site treatment.

The Company expects to substantially complete operations at the Juker Holdings site with respect to its existing PCB Sonoprocess™ facility. The Company plans to retain some of the contaminated soil to conduct a limited operation with the Terra-Kleen process in order that the Company's technical staff can become familiar with the process

The Company has now successfully proven the viability of its core sonic generator technology in a full scale PCB Sonoprocess™. This positions the Company to attract partners for other Sonoprocess™ applications in industrial sectors. Industrial process opportunities require development partners as they typically involve extensive infrastructure and new technology must involve little or no technical risk to be considered. In 2006 the Company will now begin to allocate resources to potential applications that the Company has identified, and will prioritize these efforts according to the ability of the Company to attract an industry development partner.

Subsequent to the year end the Company made senior management changes in order to better accomplish our objectives for 2006. Mr. Claudio Arato joined the Company as Engineering Manager to oversee all future operating facilities and he replaces Mr. Wes Young who was responsible for the design and construction of our first PCB Sonoprocess™ plant. With the addition of the established Terra-Kleen technology the Company expects to reduce engineering expenditures and improve implementation times.

The Company has also made significant changes to improve sales and marketing. Mr. Matt Wilson, formerly VP Business Development is no longer with the Company. Mr. Alan Cash, in addition to his role as President of our USA operations, will be focusing on sales and marketing opportunities in North America and the Company will be adding environmental business and operations experience in Ontario.

The operations of the Company will remain focused on commercialization of environmental technologies. New business development will be limited to environmental opportunities with direct synergies to our existing operations. The Company will focus its technology development efforts on new Sonoprocess™ opportunities.

Over the next year Sonic will continue to focus on three key objectives:

- Growth of environmental operations in North America through operating partnerships.

- New international license or joint venture earnings from environmental technologies.

- Technical and business development of new Sonoprocess™ opportunities in other process industries.

BUSINESS RISKS

The risks associated with Sonic's business include:

Market Risk - Sonic's business plan contemplates that Sonic meet revenue projections by entering into agreements to remediate PCB contaminated soil using its proprietary technologies. The ability of the Company to capture a share of this market and the size of the available market constitute a risk, however, the Company employs experienced personnel for business development and marketing.

Technical Risk - Sonic's transportable PCB Sonoprocess™ facilities have been proven to remediate commercial volumes of PCB contaminated soil at the rates projected and designed and any associated issues have related to material handling. With the reduced volume of material to be handled in conjunction with the Terra-Kleen technology little technical risk is foreseen, however, Sonic has experience of only one full scale project and further technical issues cannot be ruled out.

Financial Risk - If the costs of construction of Sonic's soil treatment facilities are substantially higher than anticipated, Sonic will have less capital with which to pursue its plan of operations. If the costs of operating Sonic's Sonoprocess™ plants are higher than anticipated, then Sonic's operating costs will be increased and its profitability reduced. If the market competitive pricing scenario should change significantly due to predatory pricing practices Sonic would not be able to attain the margins projected.

Insurance Risk - Sonic may be subject to liability for environmental damage in the course of carrying out PCB soil remediation activities. Sonic also faces potential liability in the event that its employees are exposed to contaminated materials. However, the Company has implemented a comprehensive Environmental Health and Safety policy and has secured extensive insurance coverage to mitigate against such risks.

Regulatory Risk - Changes in environmental laws could increase the costs to Sonic of conducting soil remediation contracts or could result in the inability of Sonic to use its technology for soil remediation contracts, in which case, Sonic would experience decreased revenues and increased operating costs. Sonic has applied for approval for its Sonoprocess™ in Ontario, but has not yet received this approval. Sonic will need to obtain this approval to conduct operations and will need similar approvals in other jurisdictions.

Management Risk - Sonic's directors and officers may serve as directors or officers, or may be associated with other reporting companies or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which Sonic may participate, the directors and officers of Sonic may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If a conflict of interest arises, Sonic will follow the provisions of its governing corporate legislation dealing with conflicts of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of Sonic's directors, disclose his interest and refrain from voting for or against the approval of such a participation or such terms unless otherwise permitted. In accordance with the laws of the Province of British Columbia, the directors and officers of Sonic are required to act honestly, in good faith and in the best interests of Sonic.

FORWARD LOOKING STATEMENTS

Certain statements made herein, other than statements of historical fact relating to the Sonic, are forward-looking statements. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, participation in projects and financing, the expected timing and success for receipt of licensing for use of the Sonoprocess™ in Ontario and other jurisdictions, the ability of the Terra-Kleen process to address limitations imposed on the PCB Sonoprocess™ operations by the build up of fine organic material, the timing for completion of the Juker Project and the timing and scope of future soil remediation contracts and other statements that are not historical facts. When used in this MD&A, the words such as , "could", "plan", "estimate", "expect", "intend", "may", "potential", "should" and similar expressions, are forward-looking statements. Although the Company believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading "Risk Factors" elsewhere in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements.

SONIC ENVIRONMENTAL SOLUTIONS INC.
(A Development Stage Company)

Consolidated Financial Statements

December 31, 2005 and 2004

Staley, Okada & Partners
CHARTERED ACCOUNTANTS

Suite 400 - 889 West Pender Street
Vancouver, BC Canada V6C 3B2
Tel 604 694-6070
Fax 604 585-8377
info@staleyokada.com
www.staleyokada.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Sonic Environmental Solutions Inc.:

We have audited the accompanying consolidated balance sheets of Sonic Environmental Solutions Inc. (a Development Stage Company) (the "Company") as at December 31, 2005 and 2004 and the related consolidated statements of shareholders' deficiency, operations and cash flows for each of the periods ended December 31, 2005, 2004 and 2003 and from February 4, 2000 (inception) to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the periods ended December 31, 2005, 2004 and 2003 and from February 4, 2000 (inception) to December 31, 2005, in conformity with Canadian generally accepted accounting principles.

"Staley, Okada & Partners"

Vancouver, BC
April 18, 2006

STALEY, OKADA & PARTNERS
CHARTERED ACCOUNTANTS

Staley, Okada & Partners, with offices in Vancouver and Surrey, is a Member of MSI, a Network of Independent Professional Firms • A Member of the Institute of Chartered Accountants of British Columbia
A Partnership of Incorporated Professionals; L.M. Okada, Ltd., K.A. Scott, Ltd., JM. Bhagirath, Ltd., L.W.D. Vickars, Ltd., G.S. Traher, Inc., D. Larocque, Ltd.

Sonic Environmental Solutions Inc.   <u>Statement 1</u>
(A Development Stage Company)
Consolidated Balance Sheets
Canadian Funds

		December 31, 2005		December 31, 2004
ASSETS				
Current				
Cash and cash equivalents	$	1,952,988	$	5,861,773
Amounts receivable		503,037		473,995
GST receivable		313,220		177,577
Prepaid expenses		153,902		167,940
Inventory		252,835		-
		3,175,982		6,681,285
Deferred Financing Expense *(Note 10)*		82,779		-
Property, Plant and Equipment *(Note 4)*		3,367,936		2,139,385
Deferred Development Costs *(Note 5)*		3,545,128		1,000,807
Patents *(Note 6)*		131,855		85,252
	$	10,303,680	$	9,906,729
LIABILITIES				
Current				
Accounts payable	$	722,835	$	831,998
Accrued liabilities		556,168		39,947
Due to related parties *(Note 13)*		19,637		25,754
Deferred rent inducement *(Note 17b)*		17,509		-
Short term loan *(Note 7)*		58,150		-
Terra-Kleen acquisition payment *(Note 9b)*		584,750		-
		1,959,049		897,699
Deferred Rent Inducement *(Note 17b)*		52,528		-
Convertible Debentures *(Note 10)*		949,185		-
		1,001,713		-
Commitments *(Note 17)*				
SHAREHOLDERS' EQUITY				
Share Capital - *Statement 2 (Notes 11 and 12)*				
Authorized:				
100,000,000 common shares without par value				
Issued and fully paid:				
19,839,350 (2004 – 17,607,510)		15,264,758		11,793,547
Contributed Surplus – *Statement 2*		2,158,614		1,189,196
Deficit Accumulated During the Development Stage - *Statement 2*		(10,080,454)		(3,973,713)
		7,342,918		9,009,030
	$	10,303,680	$	9,906,729

ON BEHALF OF THE BOARD:
"*Adam Sumel*", Director
"*Douglas B. Forster*", Director

- See Accompanying Notes -

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Consolidated Statements of Shareholders' Deficiency
Canadian Funds

Statement 2

	Common Shares		Contributed Surplus	Accumulated Deficit	Total
	Number	Amount			
Inception - February 4, 2000	-	$ -	$ -	$ -	$ -
Private placement	1,500,000	150,000	-	-	150,000
Public offering	1,500,000	300,000	-	-	300,000
Shares issuance costs	-	(38,062)	-	-	(38,062)
Loss for the period	-	-	-	(63,123)	(63,123)
Balance - January 31, 2001	3,000,000	411,938	-	(63,123)	348,815
Exercise of warrants	75,000	15,000	-	-	15,000
Loss for the period	-	-	-	(186,338)	(186,338)
Balance - January 31, 2002	3,075,000	426,938	-	(249,461)	177,477
Private placement	4,400,000	2,200,000	-	-	2,200,000
Exercise of warrants	75,000	15,000	-	-	15,000
Acquisition of a subsidiary *(Note 8a)*	2,997,135	5,375	-	-	5,375
Bridge loan share bonus	90,910	30,000	-	-	30,000
Shares issuance costs	-	(244,100)	-	-	(244,100)
Stock-based compensation	-	-	6,468	-	6,468
Loss for the period	-	-	-	(289,145)	(289,145)
Balance - January 31, 2003	10,638,045	2,433,213	6,468	(538,606)	1,901,075
Private placement	4,000,000	7,200,000	-	-	7,200,000
Exercise of warrants	510,000	415,000	-	-	415,000
Exercise of options	13,333	6,667	-	-	6,667
Acquisition of a subsidiary *(Note 8b)*	100,000	1	-	-	1
Shares issuance costs	-	(611,268)	-	-	(611,268)
Stock-based compensation	-	-	330,376	-	330,376
Exercise of options	-	2,760	(2,760)	-	-
Loss for the period	-	-	-	(1,178,505)	(1,178,505)
Balance - December 31, 2003	15,261,378	9,446,373	334,084	(1,717,111)	8,063,346
Exercise of warrants	2,276,965	2,306,687	-	-	2,306,687
Exercise of options	69,167	34,584	-	-	34,584
Stock-based compensation	-	-	861,015	-	861,015
Exercise of options	-	5,903	(5,903)	-	-
Loss for the period	-	-	-	(2,256,602)	(2,256,602)
Balance - December 31, 2004	17,607,510	11,793,547	1,189,196	(3,973,713)	9,009,030
Private placement	1,100,000	2,200,000	-	-	2,200,000
Exercise of warrants	376,660	738,738	-	-	738,738
Exercise of options	520,500	312,750	-	-	312,750
Acquisition of subsidiary *(Note 9)*	234,680	269,882	-	-	269,882
Debenture equity portion	-	-	50,815	-	50,815
Convertible debenture warrants	-	-	50,815	-	50,815
Shares issuance costs	-	(139,399)	-	-	(139,399)
Stock-based compensation	-	-	957,028	-	957,028
Exercise of options	-	89,240	(89,240)	-	-
Loss for the period - *Statement 3*	-	-	-	(6,106,741)	(6,106,741)
Balance – December 31, 2005	19,839,350	$ 15,264,758	$ 2,158,614	$ (10,080,454)	$ 7,342,918

- See Accompanying Notes -

Sonic Environmental Solutions Inc.   Statement 3
(A Development Stage Company)
Consolidated Statements of Operations
Canadian Funds

	Cumulative Amounts from February 4, 2000 (inception) to December 31, 2005	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004	For the Eleven Months Ended December 31, 2003
Revenue				
Operating revenue	$ 2,295,051	$ 1,114,439	$ 1,093,387	$ 87,225
Operating Costs				
Direct operating costs	2,789,525	1,924,634	780,996	83,895
	(494,474)	(810,195)	312,391	3,330
Expenses				
Advertising	351,658	144,552	127,385	54,925
Amortization of deferred development costs	54,491	54,491	-	-
Amortization of property, plant and equipment	387,428	324,904	46,322	12,359
Automobile	162,738	72,807	62,371	27,560
Bank charges and interest	39,911	1,709	3,452	828
Consulting fees	363,683	2,600	74,382	115,665
Due diligence	36,863	-	-	-
Insurance	290,894	148,278	118,794	18,659
Legal and accounting	644,419	217,787	217,644	112,574
Office, postage and printing	333,356	127,707	135,252	37,549
Rent	326,274	166,625	69,412	42,401
Research	75,338	38,475	36,863	-
Salaries and wages	2,130,417	1,176,411	653,663	263,095
Salaries and wages - Stock compensation *(Note 12b)*	1,941,493	915,838	760,524	258,663
Shareholder relations	130,396	52,731	23,718	47,630
Shareholder relations - Stock compensation *(Note 12b)*	213,394	41,190	100,491	71,713
Telephone and utilities	180,911	77,990	50,546	24,890
Trade shows	116,888	53,037	60,452	-
Transfer agent and regulatory fees	79,052	22,664	20,267	17,108
Travel and promotion	677,501	399,871	150,044	121,651
	8,537,105	4,039,667	2,711,582	1,227,270
Loss Before the Undernoted	(9,031,579)	(4,849,862)	(2,399,191)	(1,223,940)
Interest income	248,538	40,534	142,589	45,435
Provision for income tax	(135)	(135)	-	-
Write down of property, plant and equipment *(Note 4)*	(1,306,772)	(1,306,772)	-	-
Foreign exchange gain	9,494	9,494	-	-
Loss for the Period	(10,080,454)	(6,106,741)	(2,256,602)	(1,178,505)
Loss per Share – Basic and Diluted		$ (0.40)	$ (0.17)	$ (0.18)
Weighted Average Number of Common Shares Outstanding		15,295,201	13,608,498	6,596,957

- See Accompanying Notes -

Sonic Environmental Solutions Inc.
(A Development Stage Company)

<u>Statement 4</u>

Consolidated Statements of Cash Flows

Canadian Funds

	Cumulative Amounts from February 4, 2000 (inception) to December 31, 2005	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004	For the Eleven Months Ended December 31, 2003
Operating Activities				
Loss for the period	$ (10,080,454)	$ (6,106,741)	$ (2,256,602)	$ (1,178,505)
Items not affecting cash:				
Amortization of deferred development costs	54,491	54,491	-	-
Amortization of property, plant and equipment	387,428	324,904	46,322	12,359
Issuance of shares for interest expense	30,000	-	-	-
Write down of property, plant and equipment	1,306,772	1,306,772	-	-
Stock-based compensation	2,154,887	957,028	861,015	330,376
	(6,146,876)	(3,463,546)	(1,349,265)	(835,770)
Net changes in non-cash working capital components:				
GST and amounts receivable	(787,012)	(161,990)	(500,451)	(51,110)
Accounts payable	552,614	(226,477)	353,420	(68,242)
Accrued liabilities	535,091	495,268	(17,238)	(8,012)
Deferred rent inducement	70,037	70,037	-	-
Due to related parties	(10,637)	(6,117)	(21,104)	37,858
Prepaid expenses	(122,858)	37,162	(97,825)	(53,935)
Inventory	(112,648)	(112,648)	-	-
	124,587	95,235	(283,198)	(143,441)
	(6,022,289)	(3,368,311)	(1,632,463)	(979,211)
Investing Activities				
Property, plant and equipment acquired	(4,955,223)	(2,830,674)	(1,508,583)	(213,608)
Patents	(149,572)	(51,835)	(67,443)	19,269
Deferred development costs	(1,018,506)	(165,708)	(450,661)	(182,887)
Net cash (deficiency) acquired on purchase of subsidiaries	(226,228)	(67,555)	-	(8,600)
Acquisition of subsidiary	-	-	-	(34,000)
	(6,349,529)	(3,115,772)	(2,026,687)	(419,826)
Financing Activities				
Cash received for shares	15,894,426	3,251,488	2,341,271	7,621,667
Share issuance costs	(1,032,829)	(139,399)	-	(611,268)
Cash received for debentures	1,000,000	1,000,000	-	-
Deferred financing fees	(31,964)	(31,964)	-	-
Short term loan	(67,853)	(67,853)	-	-
Long-term debt	(865,446)	(865,446)	-	-
Due to shareholders	(571,528)	(571,528)	-	-
	14,324,806	2,575,298	2,341,271	7,010,399
Net Increase (Decrease) in Cash and Cash Equivalents	1,952,988	(3,908,785)	(1,317,879)	5,611,362
Cash and cash equivalents - Beginning of period	-	5,861,773	7,179,652	1,568,290
Cash and Cash Equivalents – End of Period	$ 1,952,988	$ 1,952,988	$ 5,861,773	$ 7,179,652

- See Accompanying Notes -

Sonic Environmental Solutions Inc. Statement 4
(A Development Stage Company)
Consolidated Statements of Cash Flows - *Continued*
Canadian Funds

	Cumulative Amounts from February 4, 2000 (inception) to December 31, 2005		For the Year Ended December 31, 2005		For the Year Ended December 31, 2004		For the Eleven Months Ended December 31, 2003
Supplemental Schedule of Non-Cash Transactions							
Value of warrants included in deferred financing expense	$	50,815	$	50,815	$	-	$ -
Property, plant and equipment costs acquired on purchase of a subsidiary	$	34,065	$	-	$	-	$ 34,065
Property, plant and equipment included in accounts payable	$	129,884	$	129,884	$	415,991	$ -
Amortization of patents capitalized as deferred development costs	$	14,993	$	636	$	1,872	$ 12,485
Amortization of plant one capitalized as deferred development costs	$	10,733	$	-	$	10,733	$ -
Deferred development costs included in accounts payable	$	-	$	-	$	4,280	$ 43,295
Deferred development costs acquired on purchase of subsidiaries	$	2,518,803	$	2,339,984	$	-	$ -
Patent costs included in accounts payable	$	2,781	$	2,781	$	8,013	$ 21,698
Accrued costs of acquisition of a subsidiary and amount due to related parties included in deferred development costs	$	97,400	$	97,400	$	-	$ 33,375
Equity portion removed from convertible debenture	$	50,815	$	50,815	$	-	$ -
Shares issued for purchase of subsidiaries	$	275,258	$	269,882	$	-	$ 1
Shares issued for interest expense	$	30,000	$	-	$	-	$ -
Stock-based compensation expense	$	2,154,887	$	957,028	$	861,015	$ 330,376
Long-term debt acquired on purchase of a subsidiary	$	865,446	$	865,446	$	-	$ -
Due to shareholders acquired on purchase of a subsidiary	$	571,528	$	571,528	$	-	$ -

- See Accompanying Notes -

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
Canadian Funds

1. Nature of Business

The Company was incorporated February 4, 2000 in British Columbia, Canada and commenced trading on the TSX Venture Exchange on November 29, 2000.

The business of the Company is the commercialization of its patented sonic generator and related technologies in environmental process and other applications. The Company has focused primarily on commercial application of these technologies in the environmental sector to date and intends to apply the technology to other industry sectors reliant on process technologies.

The ability of the Company to realize the costs it has incurred to date on its technology is dependent on the Company being able to commercialize the technology and to operate its business without infringing on the proprietary rights of third parties or having third parties circumvent the Company's rights.

2. Significant Accounting Policies

a) Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries:

- SESI Systems Inc. ("SESI"), incorporated January 9, 2001 under the Company Act of British Columbia, Canada. The Company acquired 100% of the shares of SESI on December 12, 2002 (Note 8a).

- Contech PCB Containment Technology Inc. ("Contech"), incorporated September 13, 1994 under the Company Act of British Columbia, Canada. Contech is involved in the non-proprietary business of collection, recycling and safe disposal of PCB contaminated ballasts and related waste products. The Company acquired 100% of the shares of Contech effective August 1, 2003 (Note 8b).

- Sonic Environmental Solutions Corp., ("Sonic Corp."), incorporated September 15, 2005 in the State of California. The Company acquired 100% of the shares of Terra-Kleen Response Group, Inc. ("Terra-Kleen") on December 21, 2005 and merged it with Sonic Corp. (Note 9).

Included in these consolidated financial statements are results of operations of SESI, Contech and Terra-Kleen from their respective dates of acquisition, and Sonic Corp. from its date of incorporation. All intercompany transactions and balances have been eliminated on consolidation.

b) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, term deposits and short term highly liquid investments with the original term to maturity of three months or less, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of changes in value.

c) Inventory

Inventory is carried at the lower of cost or market. Cost is determined using the first-in first-out method.

d) Research and Development Costs

New product development costs and existing product enhancement costs are deferred to future periods when the product or process is clearly defined, the costs can be identified, the technical feasibility has been established, management intends to market the product or process, a market exists for the product or process, and adequate resources exist to complete the project. These deferred development costs are amortized based on revenues, commencing from commercial usage, over the remaining economic life of the related product, not exceeding ten years. Research, as well as development costs that do not meet the preceding criteria are expensed in the period incurred. Research and development investment tax credits and government grants, if received, are applied against the deferred costs or expense, as applicable, in the period in which the investment tax credits and government grants are received. At each reporting date, the Company reassesses the relevant criteria for deferral and amortization and reviews the deferred development costs for impairment.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31st, 2005 and 2004
Canadian Funds

2. Significant Accounting Policies - *Continued*

e) Patent Rights

Patent rights are recorded at cost and are capitalized and amortized using the straight-line method over their legal life. Until commercial usage, amortization of the patents rights are charged to deferred development costs, as applicable.

At each reporting date, management reviews its amortization periods for reasonableness and its patent rights for impairment. These intangible assets are written down when it becomes reasonably evident that impairment has occurred due to expected future cash flows not being adequate to cover net book value. Amortization periods are adjusted when required, to ensure reasonableness.

f) Property, Plant and Equipment

Property, plant and equipment are valued at cost less accumulated amortization. Property, plant and equipment are amortized over their estimated useful lives at the following rates and methods:

- Computer equipment - 30% declining balance
- Furniture and office equipment - 20% declining balance
- Leasehold improvements - straight-line over the economic life
- Vehicles – 30% declining balance
- Machinery and equipment – 20% declining balance
- Plant one – 5 years straight-line
- Plant two – 10 years straight-line

One-half of the above rate is taken in the year of acquisition. The Company regularly reviews its property, plant and equipment to eliminate obsolete items.

g) Share Capital

i) The proceeds from the exercise of stock options and warrants and issuance of escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

h) Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

i) Revenue Recognition

Revenue is recorded once there is persuasive evidence that an arrangement exists, service is provided, the selling price is fixed and determinable, and collectibility is reasonably assured. Revenue from long-term fixed price soil remediation contracts is recognized on the percentage of completion method, based on the ratio of costs incurred to date over estimated total costs. This method is used because management considers expended costs to be the best available measure of progress on these contracts. Contract costs include all direct material and labour costs. Changes in estimates of contract price, total estimated costs or estimated losses, if any, are included in the determination of estimated cumulative revenue and expenses in the period the change is determined by management. Included in accounts receivable are unbilled amounts representing the excess of revenue recognized on long-term contracts over the amounts billed to date.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31st, 2005 and 2004
Canadian Funds

2. Significant Accounting Policies - *Continued*

j) Earnings (loss) per Share

Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

k) Future Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net future tax asset or liability is included in income. The income tax effects of temporary differences at the time when income and expenses are recognized in accordance with the Company's accounting practices, and the time they are recognized for income tax purposes, are reflected as future income tax assets or liabilities. Future income tax assets and liabilities are measured using statutory rates that are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Future income tax assets are recognized to the extent that realization of such benefits is more likely than not.

l) Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

m) Impairment of Long-Lived Asset

The Company follows the CICA Handbook Section 3063, "Impairment of Long-Lived Assets" ("HB 3063"). HB 3063 requires the Company to assess the impairment of long-lived assets, which consist primarily of property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of the asset to its fair value. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value.

n) Foreign Currency Translation

The Company's functional and reporting currency is the Canadian dollar. Transactions denominated in other currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities denominated in foreign currencies are adjusted at each balance sheet date to reflect exchange rates prevailing at that date.

Integrated foreign operations are translated into the functional currency using the temporal method as follows:

    i)   Monetary assets and liabilities at the rate of exchange in effect at the balance sheet date,

    ii)   Non-monetary assets and liabilities, and equity at historical rates, and

    iii)   Revenue and expense items at the average rate of exchange prevailing during the period.

Gains and losses on translation are included in determining net income for the period.

o) Variable Interest Entities

Effective January 1, 2005, the Company adopted Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("VIEs"), issued by the Canadian Institute of Chartered Accountants. VIEs are entities that have insufficient equity and/or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The guideline provides specific guidance for determining when an entity is a VIE and who, if anyone, should consolidate the VIE. The adoption of this standard does not have an impact on the consolidated financial statements.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31st, 2005 and 2004
Canadian Funds

3. Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, amounts receivable, GST receivable, accounts payable, amounts due to related parties, short term loan, Terra-Kleen acquisition payment, and convertible debentures. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4. Property, Plant and Equipment

Details are as follows:

			Accumulated Amortization		Net Book Value December 31, 2005		Net Book Value December 31, 2004
Computer equipment	$	171,015	$	85,644	$ 85,371	$	99,248
Furniture and office equipment		201,941		74,036	127,905		127,033
Leasehold improvements		99,934		10,275	89,659		34,451
Vehicles		77,244		67,719	9,525		7,839
Machinery and equipment		2,256,116		1,468,953	787,163		223,628
Plant One		238,874		58,508	180,366		228,141
Plant Two		2,232,567		144,620	2,087,947		1,419,046
	$	5,277,691	$	1,909,755	$ 3,367,936	$	2,139,386

Property, plant and equipment are not amortized until they are available for use.

With the acquisition of Terra-Kleen, the Company is modifying Plant Two to incorporate the Terra-Kleen solvent extraction technology. The Company wrote down Plant Two in the amount of $1,306,772 to reflect those assets that will not be used on a go-forward basis.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31st, 2005 and 2004
Canadian Funds

5. Deferred Development Costs

Details are as follows:

	Balance at December 31, 2004	Current Year Activity	Balance at December 31, 2005
Acquisition costs			
Legal	$ 213,083	$ -	$ 213,083
Acquisition fees	11,640	-	11,640
Terra-Kleen technology *(Note 9)*	-	2,557,255	2,557,255
Development costs			
Amortization of patent costs	14,357	936	15,293
Amortization of Plant One	10,733	23,887	34,620
Construction - Plant One	103,897	-	103,897
Consulting	66,050	-	66,050
Consulting - Plant One	161,760	1,620	163,380
Commissioning, testing and supplies	26,230	-	26,230
Engineering - Plant One	61,476	-	61,476
Generator	34,928	-	34,928
Manufactured equipment	9,100	-	9,100
Patent maintenance fees	52,282	1,665	53,947
Rent	26,606	13,449	40,055
Salaries and wages	177,998	-	177,998
Technical review	30,667	-	30,667
	1,000,807	2,598,812	3,599,619
Accumulated Amortization	-	(54,491)	(54,491)
	$ 1,000,807	$ 2,544,321	$ 3,545,128

6. Patents

The Company holds patents for low frequency sonic energy generator technology and proprietary processes to remediate PCB contaminated soils.

Activities during the period are as follows:

	December 31, 2005	December 31, 2004
Balance – Beginning of period	$ 85,252	$ 17,809
Current period costs:		
Legal	48,475	69,315
Less: Amortization	(1,872)	(1,872)
Balance – End of period	$ 131,855	$ 85,252
Summary is as follows:		
	December 31, 2,005	38,352
Legal costs	$ 148,084	$ 99,609
Less: Accumulated amortization	(16,229)	(14,357)
	$ 131,855	$ 85,252

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31st, 2005 and 2004
Canadian Funds

7. Short-Term Loan

The Company has a promissory note of US$50,000 payable February 13, 2006, bearing 12% interest.

8. Acquisitions

a) SESI Systems Inc.

Effective December 12, 2002, the Company acquired 100% of SESI by the issuance of 2,997,135 common shares of the Company. The primary reason for the purchase of SESI was to acquire the Sonic technology and Canadian and United States patents.

SESI had a net book value of $5,375 at that date, which amount has been assigned as the purchase price. The 2,997,135 common shares have been recorded at the $5,375 as it was a related party transaction. Details of SESI's assets and liabilities on the date of acquisition are as follows:

Net assets acquired at assigned values

Cash	$ (30)
Accounts payable	(23,371)
Deferred development costs	178,819
Due to Sonic Environmental Solutions Inc.	(150,043)
Issuance of shares as consideration for net assets acquired	$ 5,375

Deferred development costs relate to SESI's costs accumulated to the date of the acquisition on the Sonic technology as well as Canadian and United States patents. These costs are the value recorded on the consolidated Company's books for the deferred development costs.

The amount due to the Company was related to advances by the Company to SESI for working capital.

b) Contech PCB Containment Technology Inc.

By agreement effective August 1, 2003, the Company acquired 100% of the issued and outstanding shares of Contech. The Company acquired Contech to utilize its licence for handling and disposal of the contaminated materials, facilities approved by the regulatory authorities, environmental risk insurance, knowledgeable staff and management, and its expertise in handling of hazardous waste. As consideration for Contech, the Company paid $67,375, $25,000 upon closing (paid) and 15 monthly payments of $3,000 (paid), having a present value of $42,375 using a 10% interest rate, and issued 100,000 escrow shares. A summary of the identifiable assets and liabilities of Contech as at August 1, 2003 are as follows:

Current assets	$ 79,159
Property, plant and equipment	34,065
Current liabilities	(45,848)
	$ 67,376

This is a related party transaction as a major Contech shareholder was also an officer of the Company. A value of $1 has been attributed to the shares issued, that being the excess of the fair book value of the identifiable assets less the cash consideration paid.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31st, 2005 and 2004
Canadian Funds

9. Acquisition of Terra-Kleen Response Group Inc.

On December 21, 2005, the Company acquired 100% of the shares of United States based Terra-Kleen Response Group Inc. ("Terra-Kleen") and then merged it with Sonic Corp. (Note 2a)

Terra-Kleen has proprietary and patented technologies for the remediation of contaminated soil through a solvent extraction process which removes and concentrates contaminants. Terra-Kleen has an established operating history with the Environmental Protection Agency in the United States.

a) Mitsubishi Agreement

Per agreement dated January 1, 2001, Terra-Kleen granted a license to Mitsubishi Heavy Industries, Ltd. ("MHI") to use Terra-Kleen's soil remediation technology.

Terra-Kleen receives a royalty at 3% of Net Invoiced Value for "hydrocarbon and chlorinated organic contaminated soil" processed using the system. This royalty will be paid after the non-refundable advanced royalty of US$500,000 is exhausted. The non-refundable advance royalty was paid in a previous year to Terra-Kleen. As at December 31, 2005, US$115,884 has been eroded towards the advance.

b) Collex Agreement

Per agreement dated June 10, 2005 with Collex Pty Ltd. ("Collex"), Terra-Kleen granted a license to Collex to use the Company's soil remediation technology.

The considerations are as follows:

    i)   A lump sum initial license fee of US$100,000 (received).

    ii) A technology license fee of US$288,000 upon successful results of initial trial.

    iii) A trial fee of AUS$298,732 as follows:

        • AUS$150,000 on commencement date

        • AUS$74,366 within 21 days of receiving certain demonstration equipment in Australia

        • AUS$74,366 on the date of following the completion of initial test.

    iv) After nine months of successful trial, Collex will either pay rent on the demonstrator equipment at US$32,000 or buy the system at US$488,000.

    v) To pay royalty of 50% of profit generated from using the technology.

As at year-end, the initial trial was delayed as a site change was required.

Management believes the acquisition will enable the Company to accelerate its international market penetration and will give the Company an established presence in the United States market.

The total consideration payable by the Company is as follows:

i) Upon the closing, US$500,000 was to be paid through the issuance of the Company common shares with the base for the calculation being that the shares are at the greater of $2.50 per share or the average closing price for the ten trading days preceding the closing. The greater price was $2.50. This resulted in an issuance of 234,680 common shares valued at $269,882 being the trading price on the issuance date;

ii) On June 21, 2006, US$500,000 will be paid through the issuance of the Company common shares at a price equal to the 20-day average closing price of such shares preceding their issue date. This has been set up as a liability of $584,750 on the balance sheet until satisfied.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31st, 2005 and 2004
Canadian Funds

9. Acquisition of Terra-Kleen Response Group Inc. *- Continued*

iii) Cash payments equal to fifty percent of all revenue generated by the Company's technology during the three-year period ending December 21, 2009 up to a maximum payout of US$500,000;

iv) For a period of three years following the closing date, if and to the extent the "net contribution" of the Company amounts to US$1,988,695, the Company will pay to the Seller an amount equal to all additional net contributions until a maximum threshold is achieved. The maximum threshold is US$6,500,000. Thirty percent of this amount shall be payable in cash and, at the Company's sole discretion, the remaining seventy percent shall be paid in either cash or shares. "Net contribution" is a formula based on revenues less expenses of the combined companies; however, the deductible expenses forming part of the net contribution will not include any of the Company's overhead expenses assumed and the cash compensation payable under the previous shareholders' Employment Agreement will only be deductible on a pro-rata basis commensurate with the efforts of the Seller that are directly associated with the operation of the Company; and

v) An amount equal to ten percent of the amount collected on a contested US$1,500,000 receivable of the Company which as at the date of the transaction has been fully allowed for.

Items iii, iv and v above are contingent consideration and will only be recorded, for accounting purposes, once the conditions that establish payment have been met.

Therefore, total consideration given up to date is as follows:

Share issuance upon closing	$	269,882
Share issuance due June 21, 2006		584,750
Due diligence and cash closing costs		217,271
	$	1,071,903

The following is a summary of the identifiable assets and liabilities of Terra-Kleen as at the date of acquisition:

Current assets	$	168,924
Property, plant and equipment		315,660
Current liabilities		(462,489)
Long term liabilities		(865,446)
Due to Shareholder		(571,528)
Due to Sonic Environmental Solutions Inc.		(70,473)
Net identifiable assets and liabilities	$	(1,485,352)

The difference of $2,557,255 between the total consideration paid and net identifiable assets and liabilities acquired has been recorded as purchased deferred development costs.

10. Convertible Debenture

In December 2005, the Company completed a convertible debenture financing with two directors of the Company for total proceeds of $1,000,000. The debenture bears interest at 12% per annum and has a maturity date of December 12, 2007. The debenture is convertible into one common share in year one at $2.00 per share and in year two at $2.20 per share. In addition, 500,000 share purchase warrants were issued. Each warrant entitles the holder to purchase an additional common share exercisable in year one for $2.00 per common share and in year two at $2.20 per common share.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31st, 2005 and 2004
Canadian Funds

10. Convertible Debenture - *Continued*

In accordance with Canadian generally accepted accounting principles, the Company allocated a portion of the debenture to liabilities ($949,185) and a portion to equity equal to $50,815. In making this allocation, the Company valued the equity conversion feature using the Black-Scholes option-pricing model with the following assumptions:

Dividend yield	-
Risk-free interest rate	3.8%
Expected volatility of the Company's common stock	50.5%
Expected life	2 years

In addition, the 500,000 warrants have been valued using the above assumptions for a total cost of $50,815. This, combined with certain cash closing costs of $31,964, have been recorded as deferred financing costs and will be recognized over the term of the debenture.

The difference between the face value of the debenture and the calculated liability amount is to be amortized to interest expense on a straight-line basis over the term of the debentures.

11. Share Capital

a) Authorized: 100,000,000 common shares without par value.

b) During the year, the Company issued 1,100,000 units at $2.00 per unit for gross proceeds of $2,200,000. Each unit consists of one common share and one-half share purchase warrant. Each warrant is exercisable for two years at a price of $2.75 per common share. The Company paid a finders fee of $110,000 and issued to the finders 55,000 warrants exercisable at $2.75 per share on or before September 28, 2007.

Subsequent to the year-end, the Company issued 2,797,223 units at $0.90 per unit for gross proceeds of $2,517,500. Each unit consists of one common share and one-half share purchase warrant. Each warrant is exercisable for two years at a price of $1.20. The Company paid a finders fee of $113,850.

c) **Options**

i) The Company has established a share purchase option plan whereby the board of directors, may from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the Company's board of directors. The exercise price of an option is not less than the closing price on the TSX-V on the last trading day preceding the grant date.

Options vest according to the length of service are as follows:

Employment service greater than six months	Employment service less than six months
33.3% of options vest after six months	33.3% of options vest after twelve months
33.3% of options vest after twelve months	33.3% of options vest after eighteen months
33.3% of options vest after eighteen months	33.3% of options vest after twenty-four months

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31st, 2005 and 2004
Canadian Funds

11. Share Capital - *Continued*

c) Options - *Continued*

ii)   A summary of the Company's options at December 31, 2005 and the changes for the period are as follows:

Exercise Price	Outstanding December 31, 2004	Granted	Exercised	Expired or Cancelled	Outstanding December 31, 2005	Expiry date
$0.20	300,000	-	(300,000)	-	-	November 29, 2005
$0.50	492,500	-	(70,500)	-	422,000	December 12, 2007
$1.10	350,000	-	-	-	350,000	February 3, 2008
$1.45	150,000	-	(150,000)	-	-	April 8, 2005
$1.61	25,000	-	-	-	25,000	May 17, 2009
$1.70	400,000	-	-	-	400,000	September 22, 2008
$2.30	50,000	-	-	-	50,000	January 16, 2009
$2.30	-	50,000	-	-	50,000	June 21, 2010
$2.37	-	85,000	-	-	85,000	February 14, 2010
$2.40	250,000	-	-	-	250,000	June 8, 2009
$2.50	-	150,000	-	-	150,000	August 9, 2007
$2.50	35,000	-	-	-	35,000	November 10, 2008
$2.60	-	50,000	-	(50,000)	-	March 30, 2008
$2.60	-	40,000	-	(20,000)	20,000	March 30, 2010
$2.75	140,000	-	-	(25,000)	115,000	October 8, 2009
$2.95	200,000	-	-	-	200,000	July 16, 2009
$3.15	230,000	-	-	-	230,000	July 6, 2009
	2,622,500	375,000	(520,500)	(95,000)	2,382,000	
Weighted average exercise price	$1.57	$2.47	$0.60	$2.64	$1.89	

	Number of Options	Weighted Average Exercise Price	Expiry
Vested at December 31, 2005	1,922,831	$1.69	August 9, 2007 to June 21, 2010

d) Warrants

Details are as follows:

Exercise Price	Outstanding December 31, 2004	Granted	Exercised	Expired or Cancelled	Outstanding December 31, 2005	Expiry Date
$1.80	251,535	-	(174,160)	(77,375)	-	October 31, 2005
$2.00						December 21, 2006
/ $2.30	-	500,000	-	-	500,000	December 21, 2007
$2.10	1,978,000	-	(202,500)	(1,775,500)	-	October 31, 2005
$2.75	-	605,000	-	-	605,000	September 28, 2007
	2,229,535	1,105,000	(376,660)	(1,852,875)	1,105,000	
Weighted average exercise price	$2.06	$2.41	$2.05	$2.07	$2.41	

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31st, 2005 and 2004
Canadian Funds

11. Share Capital - *Continued*

e) Escrow Shares

As at December 31, 2005 there are 3,231,815 common shares held in escrow. Escrow shares have the same voting rights and rights to receive income distributions as regular shares of the Company. However, in general terms, escrow shares cannot be sold, transferred, assigned, mortgaged or be a subject to a derivative transaction. Details are as follows:

i) There were 1,650,910 shares placed in escrow, 10% of these shares were released following the completion of the acquisition of SESI, and 15% every six months after that. The last release from escrow was on December 16, 2005. During the year, 495,272 shares were released from escrows leaving no shares in escrow at December 31, 2005.

ii) An additional 2,997,135 shares were issued for the acquisition of SESI in 2002 and are held in escrow to be released every six months to 2008. Their release is also subject to a pooling agreement that allows shares to be released based upon revenues of a minimum of $500,000. All shares will be released when an accumulation of $3,000,000 in revenues have been attained within five years of the acquisition of SESI. The business purpose of the pooling agreement is to bind the parties involved in the pooling to the common goal of attaining revenue targets. No shares were released from the pooling as at December 31, 2005.

iii) There were 100,000 shares issued for the acquisition of Contech; 25,000 shares are to be released every six months from the closing date, with the last released in September 2005, leaving no shares in escrow at December 31, 2005.

iv) There were 234,680 shares issued for the acquisition of Terra-Kleen and held in escrow at December 31, 2005. 10% of the total number of shares is to be released every three months beginning March 13, 2006, with the last release on June 13, 2008.

12. Stock Based Compensation

a) Stock compensation expense is based on the fair value method. For any options that have alteration in their conditions, compensation expense is based on the fair value of the options on the alteration date less the fair value of the original options based on the shorter of the remaining expanded life of the old option or the expected life of the modified option.

b) The stock option compensation expense is calculated using the Black-Scholes Option Pricing Model with the following assumptions from the date of grant:

Risk-free interest rate	3.20%
Expected dividend yield	-
Expected stock price volatility	51%
Expected option life in years	5

Current period stock-based compensation amounted to $957,028 (December 31, 2004 - $861,015). Out of this amount, $41,190 (December 31, 2004 - $100,491) is included in the shareholder relations expense, and $915,838 (December 31, 2004 - $760,524) is included in salaries and wages expense, with the offsetting entry to contributed surplus.

c) Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

13. Related Party Transactions

Except as noted elsewhere in these financial statements, related party transactions are as follows:

a) Deferred development costs include salaries of $Nil (2004 - $104,999) that were paid to a director and officer.

b) During the current year, salaries of $432,500 (2004 - $232,200; 2003 - $207,163) were paid or accrued to directors and officers.

c) As at December 31, 2005 $19,637 (December 31, 2004 - $25,754) was owing to directors, officers, and related entities. These amounts are non-interest bearing and have no specific terms of repayment and were incurred in the normal course of operations.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31st, 2005 and 2004
Canadian Funds

14. Segmented Information

a) Geographic Information

The Company operates and manages its business in a single reporting operating segment, the business of remediating contaminated soil and other waste materials. All significant sales during the periods presented have been to customers domiciled in Canada. The tables below summarize property, plant and equipment by country and assets by country:

Property Plant and Equipment		December 31, 2005		December 31, 2004
Canada	$	3,075,622	$	2,139,385
United States		292,314		-
	$	3,367,936	$	2,139,385

Assets		December 31, 2005		December 31, 2004
Canada	$	9,848,662	$	9,906,729
United States		455,018		-
	$	10,303,680	$	9,906,729

b) Major Customers

During the year, 72% of total revenue related to one customer. Included in accounts receivable are billed and unbilled invoices relating to this contract totalling $457,298.

15. Income Taxes

a) The Company and its Canadian subsidiaries have incurred non-capital losses for tax purposes of approximately $7,363,000 which may be carried forward and used to reduce taxable income of future years. These losses expire as follows:

		Amount
2009	$	606,000
2010		1,112,000
2014		1,976,000
2015		3,669,000
	$	7,363,000

The potential future tax benefits of these losses have not been recognized in these consolidated financial statements due to uncertainty of their realization.

b) As of December 31, 2005, the Company had approximately $937,000 in US federal and state net operating loss carryforwards, expiring through 2022. A significant portion of such net operating loss carryforwards were incurred prior to December 21, 2005, the acquisition date of Terra-Kleen and as such management of the Company anticipates limitation to the use of these carryforwards under Internal Revenue Code Section 382.

16. Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current period's presentation.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31st, 2005 and 2004
Canadian Funds

17. Commitments

a) The Company has vehicle and photocopier operating lease agreements. The leases expire between December 2006 and January 2008. The Company has entered into a lease for its offices commencing on January 1, 2005 for a term of sixty months. The future lease obligations are as follows:

	Amount
2006	$ 152,222
2007	$ 128,082
2008	$ 121,096
2009	$ 120,684

b) During the year, the Company received $87,547 for leasehold improvements for their office premises. As required, this is being amortized over the term of the 5 year lease and has been classified into short and long-term rent inducement liabilities.

c) Certain management employment contracts have been entered into. On a go forward basis the employment obligations are as follows:

	Amount
2006	$ 560,400
2007	$ 185,400
2008	$ 140,400

18. Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP")

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission.

a) Under Canadian GAAP, research costs are expensed when incurred, and product or process development costs are deferred to future periods when specific conditions for deferral are met. Under United States GAAP, research and development costs are expensed when incurred.

b) Under Canadian GAAP, the value of 2,997,135 shares issued by the Company to acquire SESI on December 12, 2002 (Note 7) was based on the net book value of SESI, being $5,375, as it was a related party transaction for Canadian GAAP purposes. Under United States GAAP, the consideration for the purchase of SESI is recorded at the fair value of the common shares issued by the Company, being $273,205. Even though the number of shares issued is 2,997,135, due to the escrow and pooling arrangements, the fair value of shares issued has been determined by taking the value of the shares ($0.44CDN) on the date of the agreement multiplied by the number of shares guaranteed to be released (1,000,000 shares) at the end of 5 years from the date of the effective date of the transaction. The consideration has also been discounted using a 10% interest rate for the 1,000,000 shares to take into account the time value of the consideration. For the other 1,997,135 shares they are contingent consideration and will be recorded, as under FAS 141 (28), when the contingency is resolved and distributable. Any consideration calculated for US GAAP which is in excess of consideration calculated under Canadian GAAP, has been treated as development costs.

c) Under Canadian GAAP, the acquisition of Contech on August 1, 2003 was recorded based on the discounted value of cash consideration ($67,375) plus the value of 100,000 shares issued, being $1 (Note 8) as it was a related party transaction for Canadian GAAP purposes. The value of shares was based on the excess of the fair value of the net identifiable assets less cash consideration paid. Under United States GAAP, the purchase of Contech is recorded at the discounted value of cash consideration paid ($67,375) plus the fair value of shares issued by the Company, being $137,867. The fair value of shares issued by the Company has been determined by taking the value of the shares ($1.55CDN) on the date of the agreement multiplied by the number of shares to be released over time, and discounted using a 10% interest rate, to take into account the time value of the consideration. Any consideration calculated for US GAAP which is in excess of consideration calculated under Canadian GAAP, has been treated as development costs.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31st, 2005 and 2004
Canadian Funds

---

18. Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - *Continued*

d) Under Canadian GAAP, the convertible debenture is bifurcated between the conversion feature and the debenture. Since the conversion did not have a beneficial conversion feature, the debenture is recorded at face value under US GAAP.

For the 2005 fiscal year, there has been no reconciling difference to record as the convertible debentures were issued close to year-end.

e) The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:

	Cumulative Amounts from February 4, 2000 (inception) to December 31, 2005	Year Ended December 31, 2005	Year Ended December 31, 2004	Eleven Months Ended December 31, 2003
Loss for the period as reported	$ (10,080,454)	$ (6,106,741)	$ (2,256,602)	$ (1,178,505)
Write-off of deferred development costs:				
- incurred during the period	(3,545,128)	(2,544,321)	(411,646)	(226,182)
- incurred on acquisition of SESI *(Note 18b)*	(267,830)	-	-	-
- incurred on acquisition of Contech *(Note 18c)*	(137,866)	-	-	(137,866)
Loss for the period in accordance with United States GAAP	$ (14,031,278)	$ (8,651,062)	$ (2,668,248)	$ (1,542,553)
Basic and diluted loss per share in accordance with United States GAAP		$ (0.57)	$ (0.20)	$ (0.23)

f) The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders' equity, as reported, is as follows:

	Common Shares		Contributed		Comprehensive	
	Number	Amount	Surplus	Deficit	Income	Total
Shareholders' equity in accordance with Canadian GAAP at January 31, 2003	10,638,045	$ 2,433,213	$ 6,468	$ (538,606)	$ -	$ 1,901,075
Acquisition of SESI *(Note 18b)*	-	267,830	-	-	-	267,830
Write-off of deferred development costs						
- as reported	-	-	-	(362,979)	-	(362,979)
- incurred on acquisition of SESI *(Note 18b)*	-	-	-	(267,830)	-	(267,830)
Shareholders' equity in accordance with United States GAAP at January 31, 2003	10,638,045	$ 2,701,043	$ 6,468	$ (1,169,415)	$ -	$ 1,538,096
Shareholders' equity in accordance with Canadian GAAP at December 31, 2003	15,261,378	$ 9,446,373	$ 334,084	$ (1,717,111)	$ -	$ 8,063,346
Acquisition of SESI *(Note 18b)*	-	267,830	-	-	-	267,830
Acquisition of Contech *(Note 18c)*	-	137,866	-	-	-	137,866
Write-off of deferred development costs						
- as reported	-	-	-	(589,161)	-	(589,161)
- incurred on acquisition of SESI *(Note 18b)*	-	-	-	(267,830)	-	(267,830)
- incurred on acquisition of Contech *(Note 18c)*	-	-	-	(137,866)	-	(137,866)
Shareholders' equity in accordance with United States GAAP at December 31, 2003	15,261,378	$ 9,852,069	$ 334,084	$ (2,711,968)	$ -	$ 7,474,185

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31st, 2005 and 2004
Canadian Funds

18. Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") *- Continued*

f) *- Continued*

	Common Shares		Contributed		Comprehensive	
	Number	Amount	Surplus	Deficit	Income	Total
Shareholders' equity in accordance with Canadian GAAP at December 31, 2004	17,607,510	$ 11,793,547	$ 1,189,196	$ (3,973,713)	$ -	$ 9,009,030
Acquisition of SESI *(Note 18b)*	-	267,830	-	-	-	267,830
Acquisition of Contech *(Note 18c)*	-	137,866	-	-	-	137,866
Write-off of deferred development costs						
- as reported	-	-	-	(1,000,807)	-	(1,000,807)
- incurred on acquisition of SESI *(Note 18b)*	-	-	-	(267,830)	-	(267,830)
- incurred on acquisition of Contech *(Note 18c)*	-	-	-	(137,866)	-	(137,866)
Shareholders' equity in accordance with United States GAAP at December 31, 2004	17,607,510	$ 12,199,243	$ 1,189,196	$ (5,380,216)	$ -	$ 8,008,223
Shareholders' equity in accordance with Canadian GAAP at December 31, 2005	19,839,350	$ 15,264,758	$ 2,158,614	$ (10,080,454)	$ -	$ 7,342,918
Acquisition of SESI *(Note 18b)*	-	267,830	-	-	-	267,830
Acquisition of Contech *(Note 18c)*	-	137,866	-	-	-	137,866
Write-off of deferred development costs						
- as reported	-	-	-	(3,545,128)	-	(3,545,128)
- incurred on acquisition of SESI *(Note 18b)*	-	-	-	(267,830)	-	(267,830)
- incurred on acquisition of Contech *(Note 18c)*	-	-	-	(137,866)	-	(137,866)
Shareholders' equity in accordance with United States GAAP at December 31, 2005	19,839,350	$ 15,670,454	$ 2,158,614	$ (14,031,278)	$ -	$ 3,797,790

g) **Recent Accounting Pronouncements**

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. However, in December 2003, the FASB published a revision to FIN 46 to clarify some of the provisions of FIN 46, and to exempt certain entities from its requirements. Under the new guidance, there are new effective dates for companies that have interests in structures that are commonly referred to as special-purpose entities. The rules are effective in financial statements for periods ending after March 15, 2004. The adoption did not have any impact on the Company's financial statements.

On April 30, 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS 149, as required, on July 1, 2003, with no material impact on its financial statements.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31st, 2005 and 2004
Canadian Funds

18. Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - *Continued*

g)   Recent Accounting Pronouncements *- Continued*

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51."   FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. However, in December 2003, the FASB published a revision to FIN 46 to clarify some of the provisions of FIN 46, and to exempt certain entities from its requirements. Under the new guidance, there are new effective dates for companies that have interests in structures that are commonly referred to as special-purpose entities. The rules are effective in financial statements for periods ending after March 15, 2004. The adoption did not have any impact on the Company's financial statements.

On April 30, 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS 149, as required, on July 1, 2003, with no material impact on its financial statements.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS 150, as required, on July 1, 2003, with no material impact on its financial statements.

In December 2004, FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29". The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions", is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," which replaces APB Opinion No. 20, "Accounting Changes," and supersedes FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements – an amendment of APB Opinion No. 28." SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31st, 2005 and 2004
Canadian Funds

18. Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - *Continued*

g) **Recent Accounting Pronouncements** *- Continued*

SFAS 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005. The company does not expect the provisions of SFAS 154 will have a significant impact on its results of operations.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140." This statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. In addition, SFAS 155 clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133. It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. SFAS 155 amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after 15 September 2006. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In March 2006, the FASB issued SFAS 156, "Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140". This statement amends FASB Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", with respect to the accounting for separately recognized servicing assets and servicing liabilities. This statement: (1) requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations: (a) a transfer of the servicer's financial assets that meets the requirements for sale accounting, (b) a transfer of the servicer's financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities", (c) an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates; (2) requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; (3) permits an entity to choose either of the following subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities: (a) Amortization method—Amortize servicing assets or servicing liabilities in proportion to and over the period of estimated net servicing income or net servicing loss and assess servicing assets or servicing liabilities for impairment or increased obligation based on fair value at each reporting date, or (b) Fair value measurement method—Measure servicing assets or servicing liabilities at fair value at each reporting date and report changes in fair value in earnings in the period in which the changes occur; (4) at its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value; and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. An entity should adopt this statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The effective date of this Statement is the date an entity adopts the requirements of this statement.

(From left to right) Top: Roderick McEloy, Alan Cash, Paul Austin, James Hill. Bottom: Douglas Forster, Adam Sumel, Richard Ilich. Below, left: David Coe.

Board of Directors & Management



Mr. David Coe
Chairman of the Board

Mr. Adam Sumel
Founding Director, President & CEO

Dr. Roderick McElroy, *B.Sc., M. Sc., Ph.D.*
Director & Chief Technology Officer

Douglas B. Forster, *B.Sc., M.Sc., P.Geo.*
Founding Director

Richard Ilich
Founding Director

Mr. Alan Cash, *B.Sc., M.Sc.*
President - USA Operations

Mr. Edward Farrauto, *C.G.A.*
Chief Financial Officer

Dr. James Hill, *B.Sc., M.B.A., Ph.D., P.Eng.*
Executive Vice President

Mr. Paul Austin, *B.A.*
Vice President, Sales & Marketing

A copy of Sonic's 2005 Annual Report may be obtained, without charge, upon request.

Share Listing

Sonic is a public company with shares trading on the TSX Venture Exchange under the symbol "SNV".

Notice of Annual Meeting

Shareholders are invited to attend Sonic's Annual General Meeting to be held Thursday, June 22nd, 2006 at:

Terminal City Club
837 Hastings Street West,
Vancouver, BC V6C 1B6

Transfer Agent
Pacific Corporate Trust Company
510 Burrard Street, 2nd Floor
Vancouver, BC V6C 3B9
Phone: (604) 689-9853
Fax: (604) 689-8144
E-mail: pacific@pctc.com

Auditor
Staley, Okada & Partners
Vancouver, BC

Legal Counsel
Goodmans, LLP
Vancouver, BC

Sonic Contact Information

Canada Office
#2100 - 1066 West Hastings Street
Vancouver, BC V6E 3X2

USA Office
3970 Sorrento Valley Boulevard, Suite B
San Diego, CA 92121

Toll-free 1-877-736-2552
Tel.   +1 (604) 736-2552
Fax   +1 (604) 736-2558
Email **info@SonicEnvironmental.com**

www.SonicEnvironmental.com



www.**Sonic**Environmental.com